Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	3Q09 Results Release dated November 11, 2009
2.	Minutes of the meeting of the Board of Directors held on November 11, 2009

Item 1

São Paulo, November 11th, 2009 – Ultrapar Participações S.A. (BMF&BOVESPA: UGPA4 / NYSE: UGP), a company engaged in fuel distribution (Ultragaz/Ipiranga), chemicals (Oxiteno) and logistics for liquid bulk (Ultracargo), hereby reports its results for the third quarter 2009.

Results Conference Call

Brazilian Conference Call / APIMEC
November 13th, 2009
9:30 a.m. (US EST)
Location: Hotel Unique (Tavarua Room)
São Paulo, Brazil
Telephone for connection: +55 11 2188 0188
Code: Ultrapar

International Conference Call
November 13th, 2009
12:00 p.m. (US EST)
Participants Brazil: 0800 891 9722
Participants US: +1 800 418 6854
Participants International: +1 973 200 3114
Code: Ultrapar

IR Contact
E-mail: invest@ultra.com.br
Telephone: + 55 11 3177-7014
Website: www.ultra.com.br

Ultrapar Participações S.A.
UGPA4 = R$ 71.41/share
UGP = US$ 40.17/ADR
(09/30/09)

We report another quarter of positive evolution in our results, with significant growth in EBITDA and in net earnings compared with the third quarter 2008 and the second quarter 2009. We also advanced in the implementation of our business plan on Texaco, having successfully completed the integration of Texaco’s and Ipiranga’s systems.

➢      ULTRAPAR’S EBITDA REACHES R$ 371 MILLION WITH GROWTH OF 39% AND 16% OVER 3Q08 AND 2Q09, RESPECTIVELY

➢      ULTRAPAR’S NET EARNINGS REACH R$ 133 MILLION WITH GROWTH OF 9% AND 43% OVER 3Q08 AND 2Q09, RESPECTIVELY

➢       STANDARD & POOR’S UPGRADES ULTRAPAR’S CREDIT RATING TO INVESTMENT GRADE

“More than a year after the beginning of the global financial crisis, we report the fourth consecutive quarter of results growth, according to the resilience of our businesses and the benefits from the investments we made. The consistency in our results growth and the gains from the increased operational and administrative scale, combined with our prudent financial management, allowed us to be assigned the investment grade rating by Standard & Poor’s as well. Those elements reinforce our track record of sustained value growth, shown throughout these 10 years since our IPO.”

                             Pedro Wongtschowski – CEO

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information
Ultrapar's financial statements for the quarter ending September 30th, 2009 were prepared in accordance with the accounting directives set out in the Brazilian Corporate Law, being adopted the alterations introduced by Laws 11,638/07 and 11,941/09 (former Provisional Measure 449/08), as well as the CVM standards, instructions and guidelines, which regulate them. In order to provide comparability of financial statements, the figures presented in this document for the first nine months and third quarter of 2008 consider such changes and, therefore, are different from the figures previously reported in the respective results release. In order to provide a better understanding of the effects of the new legislation, it is presented on pages 15 and 16 a statement with the impacts derived from the changes introduced by Laws 11,638/07 and 11,941/09 in the main accounts of the financial statements in the first nine months and third quarter of 2008, compared with the figures previously reported. Additional information regarding effects of the new legislation are available on the accompanying notes 2 and 3 of the audited financial statements for the year ended on December 31st, 2008 and financial statements for the quarters ended on March 31st, 2009, June 30th, 2009 and September 30th 2009, available at Ultrapar’s website (www.ultra.com.br).

Separately, in 1Q09 Ultragaz reclassified the volumes sold between the bottle and bulk segments to reflect the current structure and management responsibility between geographies and segments. This reclassification between segments corresponds to approximately 1% of Ultragaz’s total volume and net sales in 2008. In order to provide comparability, Ultragaz’s information on volume and net sales for the bottled and bulk segments presented in this document and in the company’s website were reclassified retroactively to 1Q08 based on the new criteria adopted.

Except when otherwise indicated, the amounts presented in this document are expressed in millions of R$ and are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the acquisition of União Terminais
In June 2008, Ultrapar signed the sale and purchase agreement for the acquisition of 100% shares of União Terminais e Armazéns Gerais Ltda., a company involved in the storage and handling of bulk liquids previously held by Unipar – União das Indústrias Petroquímicas S.A., with operations in the ports located in Santos (in the state of São Paulo), Rio de Janeiro and Paranaguá (in the state of Paraná - through a 50% stake in União/Vopak Armazéns Gerais Ltda.). In October 2008, Ultrapar announced to the market that it had closed the purchase of the port terminals in Santos and Rio de Janeiro and, in November 2008, the closing of the acquisition of the port terminal in Paranaguá. The results of the businesses acquired were consolidated in Ultrapar's financial statements after their respective closing dates. Ultrapar's financial statements in periods prior to 4Q08 do not include the results of the businesses acquired. The total acquisition amounted to R$ 519 million, including in this figure the assumption of R$ 32 million in net debt.

Effect of the acquisition of Texaco
In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil. On March 31st, 2009, Ultrapar closed the acquisition of Texaco through the disbursement of R$ 1,106 million, in addition to the US$ 38 million deposit made to Chevron in August 2008. Texaco’s results started to be consolidated into Ultrapar's financial statements from April 1st, 2009 on. Ultrapar's financial statements in periods prior to 2Q09 do not include Texaco’s results.

In order to provide a better understanding of the progression of Ipiranga’s recurring results, the table below summarizes Ipiranga’s results for 2Q09 and 3Q09 ex-non-recurring expenses related to the conversion of Texaco service stations into the Ipiranga brand and to the integration of operations:

IPIRANGA
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	IPIRANGA EX-NON-RECURRING EXPENSES
	QUARTER ENDED IN
	SEPTEMBER 2009	JUNE 2009

Net sales	8,183.6	8,212.9

Cost of sales and services	(7,742.2)	(7,780.5)

Gross profit	441.4	432.4

Operating expenses	(266.4)	(269.2)
Selling	(136.1)	(140.5)
General and administrative	(86.2)	(96.0)
Depreciation and amortization	(44.1)	(32.6)

Other operating results	3.4	2.2

EBIT	178.4	165.4

EBITDA	224.7	200.1
Depreciation and amortization	46.3	34.7

EBITDA margin (R$/m³)	47	43

Summary of the Third Quarter of 2009

Profit and Loss Data Ultrapar Consolidated	3Q09	3Q08	2Q09	Δ (%) 3Q09v3Q08	Δ (%) 3Q09v2Q09	9M09	9M08	Δ (%) 9M09v9M08
Net Sales and Services	9,660	7,739	9,622	25%	0%	25,693	20,658	24%
Gross Profit	727	534	694	36%	5%	1,948	1,488	31%
Operating Profit	253	180	215	40%	18%	646	484	33%
EBITDA	371	267	321	39%	16%	966	744	30%
Net Earnings	133	122	93	9%	43%	318	322	(1%)
Earnings per share¹	1.00	0.91	0.70	9%	43%	2.37	2.41	(1%)
Amounts in R$ million (except for EPS)
  ¹Calculated based on the weighted average number of shares during the period, excluding shares held in treasury.

Operational Data Ultragaz	3Q09	3Q08	2Q09	Δ (%) 3Q09v3Q08	Δ (%) 3Q09v2Q09	9M09	9M08	Δ (%) 9M09v9M08
Total Volume (000 tons)	425	433	401	(2%)	6%	1,190	1,210	(2%)
Bottled	298	294	281	1%	6%	836	830	1%
Bulk	127	139	119	(8%)	7%	354	380	(7%)

Operational Data Ipiranga	3Q09	3Q08	2Q09	Δ (%) 3Q09v3Q08	Δ (%) 3Q09v2Q09	9M09	9M08	Δ (%) 9M09v9M08
Total Volume (000 m³)	4,786	3,175	4,635	51%	3%	12,192	8,954	36%
Diesel	2,575	1,884	2,504	37%	3%	6,586	5,287	25%
Gasoline, Ethanol and NGV	2,079	1,211	2,012	72%	3%	5,276	3,425	54%
Other²	132	80	120	65%	11%	330	241	37%
² Fuel oils, kerosene, lubricants and greases

Operational Data Oxiteno	3Q09	3Q08	2Q09	Δ (%) 3Q09v3Q08	Δ (%) 3Q09v2Q09	9M09	9M08	Δ (%) 9M09v9M08
Total Volume (000 tons)	169	152	160	12%	6%	453	434	4%
Product mix
Specialty chemicals	155	131	139	18%	11%	409	387	6%
Glycols	14	21	21	(31%)	(31%)	43	47	(7%)
Geographical mix
Sales in Brazil	114	105	107	8%	6%	307	305	1%
Sales outside Brazil	55	46	53	20%	5%	146	129	13%

Operational Data Ultracargo	3Q09	3Q08	2Q09	Δ (%) 3Q09v3Q08	Δ (%) 3Q09v2Q09	9M09	9M08	Δ (%) 9M09v9M08
Effective storage³ (000 m3)	487	304	491	60%	(1%)	472	300	57%
Total kilometrage (million)	5.5	9.1	5.8	(39%)	(5%)	17.6	25.8	(32%)
      3Monthly average

Macroeconomic Indicators	3Q09	3Q08	2Q09	Δ (%) 3Q09v3Q08	Δ (%) 3Q09v2Q09	9M09	9M08	Δ (%) 9M09v9M08
Average exchange rate (R$/US$)	1.866	1.668	2.075	12%	(10%)	2.084	1.687	24%
Brazilian basic interest rate (CDI)	2.2%	3.2%	2.4%			7.6%	8.8%
Inflation in the period (IPCA)	0.6%	1.1%	1.3%			3.2%	4.8%

Highlights

➢
Acquisition of Texaco – progress of the integration of the acquired operations – In this third quarter, we further advanced in the Texaco integration process started on April 1st, 2009. On August 1st, 2009 we carried out the integration of the IT systems of Texaco into Ipiranga’s and Ultrapar’s, starting to operate the fuel distribution business in a single system, an important step to implement the operational and administrative synergy plan. Still in this work stream, on November 3rd, 2009, we completed the corporate merger of Texaco and Ipiranga, therefore allowing additional gains from a simplified structure.

➢
Acquisition of Texaco – identification of the Ipiranga brand in the acquired network – In this quarter, we also advanced in the fast-paced process of converting the acquired network into the Ipiranga brand, a process that consists of altering the visual identity of the Texaco’s service stations to Ipiranga’s standards by painting and replacing banners and logos, among others. In the third quarter of 2009, 226 service stations and 120 convenience stores and franchises were converted, totalling approximately R$ 9 million of conversion expenses. From April 1st to September 30th, 2009, 877 service stations were converted, representing approximately 65% of the acquired service stations in the South and Southeast regions with average expenses of approximately R$ 33,000 per service station, totalling R$ 29 million in the period. Over one thousand service stations of the acquired network are expected to have their brand switched by the end of 2009. The conversion to the Ipiranga brand is one of the elements of the implementation of Ipiranga’s business model in the acquired network.

➢
Ultrapar is assigned investment grade rating by Standard & Poor’s – In October 2009, the rating agency Standard & Poor's Ratings Services assigned Ultrapar its BBB- rating in global scale and brAAA in Brazil national scale, both equivalent to investment grade. According to Standard & Poor’s, the ratings assigned to Ultrapar reflect its resilient results supported by its strong brands and leading position in LGP distribution and specialty chemicals; strategic diversification into the fuel distribution business with relevant market share; relatively stable cash generation and intermediate financial profile. This is the second rating equivalent to investment grade Ultrapar receives. The first investment grade rating was assigned by the credit rating agency Moody’s in May 2008.

➢
Ultrapar receives important recognitions for value creation and governance practices – Its consistency in value creation and its continuous improvement of governance practices brought to Ultrapar important recognitions from the capital markets during this second half of 2009. Ultrapar received from the Brazilian Association of Publicly Held Companies (ABRASCA) the 2008 Value Creation Award, which is granted to the company reporting the highest rate of value creation during a financial year, taking into account the sustainability of results, risk control, transparency and social and environmental engagement. ABRASCA also granted Ultrapar the second place in the 2008 ABRASCA Annual Report Award, with a honourable mention in the “Economic-Financial Performance Analysis” category. Additionally, Ultrapar was also awarded by the Brazilian Institute of Corporate Governance (IBGC) in the “Innovation” category of the 2009 IBGC Corporate Governance Award, due to the development and implementation of a distinguished integrated internal control system.

Executive Summary of the Results for the Quarter

During the third quarter of 2009, both the retail and the manufacturing sectors kept the gradual growth recovery trend, particularly in segments linked to the domestic demand and benefited from tax breaks. In addition, the increased credit availability, which reached 46% of the Gross Domestic Product (GDP) in September 2009, above the 39% pre-crisis level, also contributed to a rebound of domestic consumption. Outside Brazil, the beginning of the global recovery increased the prices of commodities, particularly oil, averaging US$ 68/barrel during 3Q09, 16% above the level in 2Q09. It also influenced the growth in the foreign investments flow, further strengthening the Real , which closed the period at R$ 1.78/US$, 9% below the rate at the end of 2Q09.

The continued IPI tax breaks on vehicles sales and the return of credit availability for financed purchases contributed to a new historical record of 818 thousand new light vehicles sold in 3Q09, up 8% compared with the third quarter of 2008 and double the growth reported between the first half of 2009 and 2008. Consequently, the Brazilian fleet continued to expand, which, together with the volume derived from the acquisition of Texaco, contributed to a 72% growth in Ipiranga’s sales volume of fuels for light vehicles (gasoline, ethanol and NGV) compared with 3Q08. Ipiranga’s diesel sales grew by 37% due to the consolidation of Texaco’s sales volume from April 1st, 2009, partially offset by a reduction in consumption related to the economic performance. Ipiranga’s consolidated EBITDA in 3Q09 amounted to R$ 199 million, 37% higher than that reported in 3Q08. Excluding non-recurring expenses with the conversion of the acquired network to the Ipiranga brand and with the integration of operations, its consolidated EBITDA in 3Q09 would have amounted to R$ 225 million, with an EBITDA margin of R$ 47/m³, R$ 4/m³ higher than that in 2Q09.

Ultragaz reported a 1% growth in sales volume in the bottled segment and an 8% decrease in the bulk segment for 3Q09, which reflects a defined period contract with a large bulk client in 3Q08, resulting in total sales volume 1.8% lower than that in 3Q08. Despite the decrease in sales volume, Ultragaz’s EBITDA reached R$ 94 million in 3Q09, up 42% compared with 3Q08, mainly as a result of a recovery in margins, to which the operational efficiency programs implemented contributed.

In the third quarter of 2009, Oxiteno reported a 12% sales volume growth compared with 3Q08, highlighting the 18% growth in the volume of specialty chemicals, as a result of the imports replacement process and the production capacity expansions. EBITDA totalled R$ 39 million in 3Q09, down 10% compared with 3Q08, due to the increase in raw materials prices during the quarter and to historical costs of goods sold higher than their current replacement costs. Oxiteno estimates that the effect of the difference between historical and replacement costs was R$ 10 million in this quarter, which is significantly lower than in 2Q09, leading Oxiteno to report a 33% sequential growth in EBITDA.

Ultracargo reported a 60% increase in effective storage compared with 3Q08, as a result of the consolidation of União Terminais from 4Q08 on, the expansions of the Aratu terminal and an increase in volumes of products handled at the Suape terminal. As a consequence, Ultracargo’s EBITDA reached R$ 31 million, 170% and 8% higher than those reported in 3Q08 and 2Q09, respectively. In this third quarter, Ultracargo’s EBITDA margin reached 35%, higher than the 16% and 32% margins reported in 3Q08 and 2Q09, respectively.

Ultrapar’s consolidated EBITDA totalled R$ 371 million, a 39% increase compared with 3Q08, as a result of the EBITDA growth in Ipiranga, Ultragaz and Ultracargo. Net earnings for 3Q09 reached R$ 133 million, up 9% over 3Q08, mainly as a result of the growth in consolidated EBITDA.

Operational Performance

Ultragaz – According to the Brazilian National Oil Agency (ANP), the Brazilian LPG market decreased by 0.7% in 3Q09 compared with 3Q08, mainly as a result of the lower industrial activity. In the same period, Ultragaz's sales volume reached 425 thousand tons, a 1.8% decrease compared with 3Q08 mainly due to the temporary consumption of 11,000 tons by a large bulk client in 3Q08. Excluding that temporary effect, the total volume would have increased by 1%, and the volume in the bulk segment, that decreased by 8.1%, would have remained almost stable compared with 3Q08, indicating a demand recovery that interrupted the reduction trend seen in the last three quarters. In the bottled segment, Ultragaz’s sales volume amounted to 298 thousands tons, a 1.1% increase compared with 3Q08, mainly as a result of commercial initiatives implemented by the company, including new markets. Compared with 2Q09, Ultragaz’s sales volume grew by 6.1%, due to the seasonality between the periods. In the 9M09, Ultragaz totals 1,190 thousand tons in sales volume, down 1.7% over 9M08.

Ipiranga – Ipiranga’s sales volume totalled 4,786 thousand cubic meters, 51% higher than that in 3Q08. The sales volume of fuels for light vehicles grew 72%, mainly as a consequence of the consolidation of Texaco’s volume from April 1st, 2009, and the increase in the light vehicles fleet during the last 12 months. Diesel sales volume increased by 37%, due to the consolidation of Texaco’s volume from April 1st, 2009, partially offset by a reduction in consumption related to the economic performance. Compared with 2Q09, Ipiranga’s sales volume grew by 3%, reflecting mainly the typical seasonality between periods. In 9M09, Ipiranga totals 12,192 thousands cubic meters in sales volume, up 36% over 9M08.

Oxiteno – Oxiteno’s sales volume totalled 169 thousand tons, up 12% (18 thousand tons) over 3Q08, an 18% growth in the volume of specialty chemicals, mainly due to expansions in the production capacity and the imports replacement process. In the Brazilian market, sales volume rose by 8% (8 thousand tons), with a good performance in specialty chemicals sold to the cosmetics, detergents, agrochemicals, paints and varnishes industries. Sales volume outside Brazil grew by 20% (9 thousand tons) due to an increase in exports of specialty chemicals, as a result of the expansions. Compared with 2Q09, the sales volume rose by 6% (9 thousand tons) as a consequence of the same elements above and the seasonality between quarters, with an 11% (16 thousand tons) growth in the volume of specialty chemicals, partially offset by higher spot sales of glycols in 2Q09. Oxiteno’s sales volume in 9M09 totals 453 thousand tons, up 4% over 9M08.

Ultracargo – In 3Q09, Ultracargo reported a 60% increase in average storage measured in cubic meters compared with 3Q08 as a consequence of (i) the consolidation of União Terminais from 4Q08 on, (ii) the expansions of the Aratu terminal, and (iii) a higher volume of operations at the Suape terminal. Compared with 2Q09, Ultracargo’s average storage measured in cubic meters decreased by 1%. In the transportation segment, total kilometrage travelled declined by 39% and 5% compared with 3Q08 and 2Q09, respectively, mainly due to Ultracargo’s decision to reduce its presence in the packed cargo segment. In 9M09, Ultracargo accumulates a 57% increase in the average occupancy rate at its terminals, and a 32% decrease in the total kilometrage travelled.

Economic-Financial Performance

Net Sales and Services – Ultrapar’s consolidated net sales and services amounted to R$ 9,660 million in 3Q09, up 25% from 3Q08, mainly as a consequence of the consolidation of Texaco from 2Q09 on. Compared with 2Q09, Ultrapar's net sales and services remained almost stable, despite the seasonality between quarters, mainly as a consequence of the decrease in the diesel ex-refinery cost in June 2009. In 9M09, Ultrapar’s net sales and services amounted to R$ 25,693 million, up 24% over 9M08, mainly as a result of the consolidation of Texaco’s net revenues from 2Q09 on.

Ultragaz – Ultragaz's net sales and services amounted to R$ 929 million in 3Q09, 1.3% higher than that in 3Q08, due to commercial initiatives and efficiency programs implemented. Compared with 2Q09, net sales and services increased by 7.7%, mainly as a consequence of higher sales volume. In 9M09, Ultragaz’s net sales and services totalled R$ 2,557 million, up 1.6% from 9M08.

Ipiranga – Ipiranga’s net sales and services totalled R$ 8,184 million in 3Q09, up 31% compared with 3Q08, mainly due to the 51% increase in sales volume, partially offset by the decrease in diesel ex-refinery cost in June 2009. Compared with 2Q09, Ipiranga’s net sales and services remained almost stable, with a 3% increase in sales volume offset by the decrease in diesel ex-refinery cost in June 2009. In 9M09, Ipiranga’s net sales and services totalled
R$ 21,510 million, up 30% from 9M08.

Oxiteno – Oxiteno’s net sales and services totalled R$ 483 million in 3Q09, down 2% from 3Q08, despite the 12% growth in volume and the 12% weaker Real, as a result of a 22% decrease in average dollar prices, particularly a 35% decrease in international glycol prices. Compared with 2Q09, net sales and services increased by 2% due to a 6% growth in sales volume and a 7% increase in average dollar prices, which were mostly offset by a 10% stronger Real. Net sales and services in 9M09 were R$ 1,416 million, up 4% from 9M08.

Ultracargo – Ultracargo reported net sales and services of R$ 88 million for 3Q09, up 22% compared with 3Q08, as a result of (i) the consolidation of União Terminais from 4Q08 on, (ii) higher average storage, and (iii) contractual tariff adjustments. Compared with 2Q09, Ultracargo's net sales and services decreased by 1% as a consequence of sales volumes. In 9M09, Ultracargo’s net sales and services totalled R$ 257 million, up 31% from 9M08.

Cost of Goods Sold – Ultrapar's cost of goods sold amounted to R$ 8,933 million in 3Q09, up 24% compared with 3Q08 mainly as a result of the consolidation of Texaco from 2Q09 on. Compared with 2Q09, Ultrapar's cost of goods sold remained almost stable despite the seasonality between quarters, mainly as a consequence of a decrease in the diesel ex-refinery price in June 2009. In 9M09, Ultrapar’s cost of goods sold amounted to R$ 23,746 million, up 24% over 9M08, basically as a consequence of the consolidation of Texaco’s cost of goods sold from 2Q09 on.

Ultragaz – Ultragaz’s cost of goods sold amounted to R$ 771 million in 3Q09, down 2.9% and up 6.4% compared with 3Q08 and 2Q09, respectively, mainly as a result of a variation in sales volume between the compared periods. In 9M09, Ultragaz’s cost of goods sold totalled R$ 2,149 million, 1.5% lower than that in 9M08.

Ipiranga – Ipiranga’s cost of goods sold totalled R$ 7,742 million in 3Q09, up 30% compared with 3Q08, mainly as a result of the 51% increase in sales volume, partially offset by the decrease in diesel ex-refinery cost in June 2009. Compared with 2Q09, Ipiranga’s net sales and services remained almost stable, with a 3% increase in sales volume offset by the decrease in diesel ex-refinery cost in June 2009. In 9M09, Ipiranga’s cost of goods sold totalled R$ 20,345 million, up 30% from 9M08.

Oxiteno – Oxiteno's cost of goods sold in 3Q09 amounted to R$ 402 million, in line with 3Q08, due to the growth in sales volume, a 12% weaker Real and a higher depreciation resulting from the operations expanded in 4Q08. These effects were partially offset by a 24% reduction in the variable cost in dollars per ton. As in the 1H09, the reduction in the variable cost in dollars per ton reported in the financial statements was significantly lower than, for example, the 40% reduction in international ethylene prices, due to the process of realization of Oxiteno’s inventories with historical costs higher than replacement costs. Compared with 2Q09, Oxiteno’s cost of goods sold remained stable, with the benefits from a 10% stronger Real and a lower difference between historical and replacement costs in 3Q09 offset by higher sales volume and by the increase in dollar prices of raw materials, with international ethylene prices having increased by 25% during the quarter. In 9M09, Oxiteno’s cost of goods sold totalled R$ 1,179 million, up 6% from 9M08.

Ultracargo – Ultracargo's cost of services provided in 3Q09 amounted to R$ 49 million, a 1% decrease from 3Q08, despite the consolidation of the cost of services provided by União Terminais from 4Q08 on and an increase in the volume of products handled at the terminals, due to the realization of operational synergies resulting from the consolidation of União Terminais and a reduced presence in the packed cargo transportation segment. Compared with 2Q09, Ultracargo’s cost of services provided was down by 4%, mainly due to the lower presence in the transportation segment. In 9M09, Ultracargo’s cost of services provided totalled R$ 148 million, up 11% from 9M08.

Sales, General and Administrative Expenses – Sales, general and administrative expenses at Ultrapar totalled R$ 477 million in 3Q09, up 33% from 3Q08, basically due to Texaco’s consolidation from 2Q09 on and non-recurring expenses related to the integration of its operations in to Ultrapar. Compared with 2Q09, Ultrapar’s sales, general and administrative expenses decreased by 1%. For 9M09, Ultrapar’s sales, general and administrative expenses totalled R$ 1,310 million, up 28% from 9M08, basically as a consequence of the consolidation of Texaco’s sales, general and administrative expenses from 2Q09 on.

Ultragaz – Ultragaz's sales, general and administrative expenses amounted to R$ 94 million in 3Q09, up 7.5% from 3Q08, as a consequence of an increase in expenses related to sales campaigns, the effect of inflation on expenses and an increase in variable compensation, partially offset by expense reduction initiatives implemented. Compared with 2Q09, sales, general and administrative expenses remained stable. For9M09, Ultragaz’s sales, general and administrative expenses totalled R$ 276 million, up 4.5% compared with 9M08.

Ipiranga – Ipiranga's sales, general and administrative expenses (including employees statutory interest) amounted to R$ 292 million in 3Q09, up 63% from 3Q08, mainly due to the consolidation of Texaco’s expenses and R$ 26 million non-recurring expenses with the conversion of service stations in the acquired network to the Ipiranga brand (R$ 9 million) and with the integration of operations (R$ 17 million). Excluding the non-recurring expenses and the depreciation, Ipiranga’s sales, general and administrative expenses amounted to R$ 46/m³ of product sold, lower than the R$ 50/m³ in 3Q08 (pre-acquisition of Texaco) and the R$ 51/m³ in 2Q09 (the first quarter with Texaco), which reflects the implementation of the operational and administrative synergies plan, particularly after the integration of Texaco’s IT systems with Ipiranga’s and Ultrapar’s, integration completed in August 2009. For 9M09, Ipiranga’s sales, general and administrative expenses totalled R$ 768 million, up 53% compared with 9M08, including the R$ 29 million non-recurring expenses with the conversion of Texaco stations to the Ipiranga brand and the R$ 24 million expenses with the integration of Texaco.

Oxiteno – Sales, general and administrative expenses of Oxiteno amounted to R$ 68 million in 3Q09, up 13% from 3Q08, as a consequence of (i) the 12% increase in sales volume, (ii) higher international freight unit cost as a result of a 12% weaker Real, and (iii) an increased share of sales outside Brazil. Compared with 2Q09, sales, general and administrative expenses at Oxiteno decreased by 1%, despite the increase in sales volume, as a consequence of expense reduction initiatives implemented. For 9M09, sales, general and administrative expenses totalled R$ 199 million, up 19% compared with 9M08.

Ultracargo – Ultracargo's sales, general and administrative expenses amounted to R$ 22 million in 3Q09, up 5% compared with 3Q08, mainly due to the consolidation of sales, general and administrative expenses from União Terminais from 4Q08 on. Compared with 2Q09, Ultracargo’s sales, general and administrative expenses decreased by 5%, mainly as a result of a decrease in expenses in the transportation segment. For 9M09, sales, general and administrative expenses totalled R$ 68 million, up 11% compared with 9M08.

EBITDA – Ultrapar’s EBITDA amounted to R$ 371 million in 3Q09, up 39% from 3Q08, mainly as a consequence of the consolidation of Texaco from 2Q09 on and EBITDA growth in Ipiranga, Ultragaz and Ultracargo. Compared with 2Q09, Ultrapar’s EBITDA grew by 16% as a result of the growth in all the business units. For 9M09, Ultrapar’s EBITDA totalled R$ 966 million, up 30% compared with 9M08.

Ultragaz – Ultragaz’s EBITDA amounted to R$ 94 million in 3Q09, up 42% and 28% from 3Q08 and 2Q09, respectively, basically as a consequence of (i) a recovery in margins, to which the operational efficiency programs implemented contributed, and (ii) the effects of seasonality compared with 2Q09. For 9M09, Ultragaz’s EBITDA reached R$ 220 million, up 37% from 9M08.

Ipiranga – Ipiranga’s EBITDA amounted to R$ 199 million in 3Q09, up 37% from 3Q08, basically as a consequence of the consolidation of Texaco from 2Q09 on. Compared with 2Q09, EBITDA increased by 15% as a result of the increase in sales volume and the decrease in sales, general and administrative expenses. For 9M09, Ipiranga’s EBITDA reached R$ 515 million, up 20% from 9M08.

Ipiranga’s EBITDA ex-non-recurring expenses in 3Q09 totalled R$ 225 million, corresponding to an EBITDA unit margin of R$ 47/m³, R$ 4/m³ or 9% growth compared to the EBITDA ex-non-recurring margin of R$ 43/m³ for 2Q09. For 9M09, Ipiranga’s EBITDA ex-non-recurring expenses reached R$ 568 million.

Oxiteno – Oxiteno’s EBITDA totalled R$ 39 million in 3Q09, down 10% from 3Q08, basically as a result of an increase in prices of raw materials during the quarter and historical costs of goods sold higher than current replacement costs. Compared with 2Q09, Oxiteno’s EBITDA increased by 33% despite a 10% stronger Real, as a result of (i) a 6% increase in sales volume, (ii) a better product mix and (iii) a lower difference between historical and replacement costs. For 9M09, Oxiteno’s EBITDA reached R$ 114 million, down 2% from 9M08. Oxiteno estimates that the effect from the difference between historical and replacement costs was R$ 78 million in 9M09.

Ultracargo – Ultracargo reported an EBITDA of R$ 31 million, R$ 19 million higher than in 3Q08, as a consequence of (i) the consolidation of União Terminais from 4Q08 on and the resulting operational synergies, (ii) the expansions of the Aratu terminal, and (iii) an increase in the volume of products handled at the Suape terminal. Compared with 2Q09, Ultracargo’s EBITDA increased by 8%, basically due to a decrease in sales, general and administrative expenses. In 3Q09, Ultracargo’s EBITDA margin reached 35%, higher than the 16% and 32% margins reported in 3Q08 and 2Q09, respectively. For 9M09, Ultracargo’s EBITDA reached R$ 83 million, up 178% from 9M08.

Depreciation and Amortization – Total depreciation and amortization costs and expenses in 3Q09 were R$ 118 million, R$ 28 million higher than those in 3Q08, due to the addition of the depreciation resulting from (i) the acquisitions of União Terminais and Texaco, (ii) Oxiteno’s expanded operations from 4Q08 on, and (iii) investments in new and re-branded service stations at Ipiranga. For 9M09, total depreciation and amortization costs and expenses amounted to R$ 320 million, up R$ 53 million compared with 9M08.

Financial Result – Ultrapar reported net financial expense of R$ 60 million in 3Q09, R$ 39 million higher than that in 3Q08. The increase in net financial expense in 3Q09 reflects an increase in Ultrapar’s net debt, which increased from R$ 816 million at the end of 3Q08 to R$ 2,273 million at the end of 3Q09, as a result of acquisitions over the last 12 months, particularly the disbursement related to the acquisition of Texaco on March 31st, 2009, and investments in organic expansion. Compared with 2Q09, net financial expense decreased by R$ 27 million, mainly due to a decrease in Ultrapar's net debt and in the CDI during the period. For 9M09, Ultrapar’s net financial expenses came in at R$ 206 million, up R$ 136 million from 9M08.

Other revenues and expenses (former "Non-Operating Results") – In 3Q09, Ultrapar reported other revenues of R$ 6 million, mainly due to sale of assets, compared with other revenues in the amount of R$ 12 million in 3Q08, substantially from the sale of shares of the former Petroquímica União S.A. held by Oxiteno. For 9M09, other revenues reached R$ 16 million, down R$ 3 million from 9M08.

Net Earnings – Consolidated net earnings in 3Q09 amounted to R$ 133 million, up 9% compared with 3Q08, due to a 39% increase in EBITDA, partially offset by increases in net debt and depreciation. Compared with 2Q09, net earnings increased by 43%, mainly as a consequence of the increase in EBITDA and the decrease in financial expenses. For 9M09, Ultrapar’s net earnings reached R$ 318 million, down 1% compared with 9M08.

Investments – Total investments, net of disposals and repayments, amounted to R$ 296 million in 3Q09, allocated as follows:

•	At Ultragaz, R$ 19 million were invested mainly on the renewal and replacement of LPG bottles and on new clients.

•
At Ipiranga, R$ 38 million were invested to the re-branding service stations, new service stations, renewal of contracts and improvements in service stations and distribution facilities. From the total amount invested, R$ 25 million were related to additions to property, plant and equipment, and R$ 13 million were related to financing and bonuses to clients, net of repayments. Ipiranga’s estimated investments for 2009 were revised to R$ 245 million, as a result of an increase in investments allocated mainly to the expansion in the Mid-West, Northeast and North regions of Brazil.

•
At Oxiteno, R$ 58 million were invested, concentrated on projects to expand production capacity, particularly the expansion of ethylene oxide and ethoxylation production capacity at Camaçari and investments aiming at productivity gains.

•	Ultracargo invested R$ 9 million, mainly in the 21 thousand m3 expansion in the Santos terminal, which is expected to start up in 1Q10.

R$ million	3Q09	9M09
Additions to fixed assets[1]
Ultragaz	19	94
Ipiranga	25	76
Oxiteno	58	128
Ultracargo	9	19
Total additions to fixed assets[2]	114	327
Financing and bonuses to clients[3] - Ipiranga	13	38
Equity investments[4]	169	1,361
Total investments, net of disposals and repayments	296	1,726
1 Includes the consolidation of Serma
2  Includes R$ 1 million financed through leasing operations not reported in the cash flow statement in accordance to CVM Resolution Nº 547 / CPC 03.
3  Financing and bonuses to clients are included as working capital in the Cash Flow Statement
4In 3Q09, it refers mainly to the payment related to the working capital adjustment received upon the acquisition of Texaco. The amount disbursed reflects the increased working capital received by Ultrapar on the closing date of the acquisition.

Ultrapar in the capital markets

Ultrapar’s average daily trading volume in 3Q09 was R$ 27 million/day, 8% higher than the average of R$ 25 million/day in 3Q08, considering the combined trading on the BM&FBovespa and the NYSE. Ultrapar’s shares closed 3Q09 quoted at R$ 71.41/share at the BM&FBovespa, with an accumulated appreciation of 15% in the 3Q09 and of 41% over the last 12 months. The Ibovespa index rose by 20% and 24%, respectively, over the same periods. At the NYSE, Ultrapar’s shares appreciated by 27% in 3Q09 and 61% over the last 12 months, while the Dow Jones index was up by 15% over 3Q09 and down by 10% over the last 12 months. Ultrapar ended 3Q09 with a total market capitalization of R$ 10 billion, up 41% compared with 3Q08.

Summary of the changes resulting from the implementation of Laws 11,638/07 and 11,941/09

The table below shows the main effects of the application of Laws 11,638/07 and 11,941/09 (former Provisional Measure 449/08) on 3Q08 and 9M08 financial statements. Additional information about the changes resulting from the new legislation is available in notes 2 and 3 of the financial statements as of December 31st, 2008, March, 31st, 2009, June 30th, 2009 and September 30th, 2009 available on Ultrapar’s website (www.ultra.com.br).

Effects of the implementation of Laws 11,638/07 and 11,941/09 on the business units’ EBITDA – 3Q08
 (R$ million)

		Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar

EBITDA before the implementation of Law 11,638/07 and Provisional Measure 449/08		142.2	66.1	43.4	11.3	(0.4)	262.6

Contracts for financial leasing operations recognized as property, plant & equipment and debt	CVM 554 / CPC 06	3.0	-	-	-	-	3.0

Consolidation of the results of the company SERMA* on the financial statements	CVM 565 / CPC 13	-	-	-	-	1.3	1.3

Total effects		3.0	-	-	-	1.3	4.3

EBITDA after the implementation of Law 11,638/07 and Provisional Measure 449/08		145.2	66.1	43.4	11.3	0.9	266.9

Main effects from the implementation of Laws 11,638/07 and 11,941/09 on the consolidated financial statements – 3Q08
(R$ million)

		EBITDA	Financial results	Net earnings	Net debt	Long term assets	Shareholder's equity

Figures before the implementation of Law 11,638/07 and Provisional Measure 449/08		262.6	(24.5)	116.7	797.8	3,336.4	4,688.4

Contracts of financial leasing operations recognized as fixed assets and debt	CVM 554 / CPC 06	3.0	(0.9)	0.7	27.6	29.7	1.3

Consolidation of the company SERMA* and equity in income and affiliated companies of Metalplus** in the financial statements	CVM 565 / CPC 13	1.3	-	-	(0.1)	12.8	(0.3)

Currency translation impact of the net investment on some foreign subsidiaries recorded directly in the account accumulated translation adjustment in the Shareholder's equity	CVM 534 / CPC 02	-	(7.0)	(7.0)	-	-	-

Marking to market of financial and foreign exchange and interest hedging instruments	CVM 566 / CPC 14	-	11.4	11.7	(0.2)	-	0.1

Transaction costs and premiums in the issuance of securities and securities recognized as debt reducer	CVM 556 / CPC 08	-	(0.1)	(0.1)	(9.6)	-	1.0

Adjustment at present value of credit balances of ICMS on the purchase of fixed assets (CIAP)	CVM 564 / CPC 12	-	-	-	-	5.6	-

Total effects		4.3	3.4	5.3	17.7	48.1	2.1

Figures after the implementation of Law 11,638/07 and Provisional Measure 449/08		266.9	(21.1)	122.0	815.5	3,384.5	4,690.5

* SERMA - Association of users of data processing equipment and related services (responsible for IT services for Ultrapar)
** Metalúrgica Plus S/A - Former producer of gas cylinders, not currently operating

Effects of the implementation of Laws 11,638/07 and 11,941/09 on the business units’ EBITDA – 9M08
 (R$ million)

		Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar

EBITDA before the implementation of Laws 11,638/07 and 11,941/09		421.5	160.8	117.2	29.9	3.6	733.0

Contracts for financial leasing operations recognized as property, plant & equipment and debt	CVM 554 / CPC 06	7.3	-	-	-	-	7.3

Consolidation of the results of the company SERMA* on the financial statements	CVM 565 / CPC 13	-	-	-	-	3.6	3.6

Total effects		7.3	-	-	-	3.6	10.9

EBITDA after the implementation of Laws 11,638/07 and 11,941/09		428.8	160.8	117.2	29.9	7.2	743.9

Main effects from the implementation of Laws 11,638/07 and 11,941/09 on the consolidated financial statements – 9M08
(R$ million)

		EBITDA	Financial results	Net earnings	Net debt	Long term assets	Shareholder's equity

Figures before the implementation of Laws 11,638/07 and 11,941/09		733.0	(78.2)	310.7	797.8	3,336.4	4,688.4

Contracts of financial leasing operations recognized as fixed assets and debt	CVM 554 / CPC 06	7.3	(1.9)	1.6	27.6	29.7	1.3

Consolidation of the company SERMA* and equity in income and affiliated companies of Metalplus** in the financial statements	CVM 565 / CPC 13	3.6	(0.1)	-	(0.1)	12.8	(0.3)

Currency translation impact of the net investment on some foreign subsidiaries recorded directly in the account accumulated translation adjustment in the Shareholder's equity	CVM 534 / CPC 02	-	(4.3)	(4.3)	-	-	-

Marking to market of financial and foreign exchange and interest hedging instruments	CVM 566 / CPC 14	-	13.1	13.3	(0.2)	-	0.1

Transaction costs and premiums in the issuance of securities and securities recognized as debt reducer	CVM 556 / CPC 08	-	1.3	0.9	(9.6)	-	1.0

Adjustment at present value of credit balances of ICMS on the purchase of fixed assets (CIAP)	CVM 564 / CPC 12	-	-	-	-	5.6	-

Total effects		10.9	8.1	11.5	17.7	48.1	2.1

Figures after the implementation of Laws 11,638/07 and 11,941/09		743.9	(70.0)	322.2	815.5	3,384.5	4,690.5

* SERMA - Association of users of data processing equipment and related services (responsible for IT services for Ultrapar)
** Metalúrgica Plus S/A - Former producer of gas cylinders, not currently operating

Outlook

Recent macroeconomic data reinforce the fast-recovery environment in the Brazilian economy and its outlook of accelerated growth over the next years. Investments made by Ultrapar and the sectors in which its businesses operate place the company well positioned to capture the benefits from the increased demand resulting from such growth, with effects primarily (i) on Ultragaz, through the volume directed to the bulk segment, (ii) on Oxiteno, through the increase in sales of specialty chemicals, (iii) on Ipiranga, as a consequence of both the increase in diesel volumes and the acceleration of fleet growth, resulting in increased gasoline and ethanol volumes, and (iv) on Ultracargo, due to the increased demand for logistics infrastructure in Brazil, where we have underway a 30 thousand m3 capacity expansion in the Suape terminal, totalling approximately R$ 40 million, to meet the demand from a contract recently signed. In addition, as we continue with the integration of Texaco, we remain focused on (i) capturing the gains resulting from the implementation of Ipiranga’s business model into the acquired network and the increased operating leverage resulting from the increased scale and nationwide coverage and (ii) increasing our market share in regions with consumption growth above the national average (Mid-West, Northeast and North regions of Brazil)

Forthcoming Events

Conference Call / Webcast: November 13th, 2009

Ultrapar will be holding a conference call for analysts on November 13th, 2009 to comment on the company's performance in the third quarter of 2009 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian / Public Meeting (APIMEC): 9:30 a.m. (US EST)
Phone: +55 11 2188 0188
Code: Ultrapar

International: 12:00 p.m. (US EST)
Participants Brazil: 0800 891 9722
Participants US: +1 800 418 6854
Participants International: +1 973 200 3114
Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecast. Therefore, the reader should not base investment decisions solely on these estimates.

Operational and Market Information

Financial Focus	3Q09	3Q08	2Q09	9M09	9M08
EBITDA margin Ultrapar	4%	3%	3%	4%	4%
Net margin Ultrapar	1%	2%	1%	1%	2%
Focus on Human Resources	3Q09	3Q08	2Q09	9M09	9M08
Number of employees – Ultrapar	9,533	9,488	9,622	9,533	9,488
Number of employees – Ultragaz	4,116	4,203	4,024	4,116	4,203
Number of employees – Ipiranga	2,343	2,063	2,416	2,343	2,063
Number of employees – Oxiteno	1,528	1,574	1,581	1,528	1,574
Number of employees – Ultracargo	1,231	1,373	1,271	1,231	1,373
Focus on Capital Markets	3Q09	3Q08	2Q09	9M09	9M08
Number of shares (000)	136,096	136,096	136,096	136,096	136,096
Market capitalization [1] – R$ million	8,974	7,547	8,330	8,259	8,067
BM&FBovespa	3Q09	3Q08	2Q09	9M09	9M08
Average daily volume (shares)	334,773	340,591	343,928	329,645	350,830
Average daily volume (R$ 000 shares)	22,091	18,910	21,050	20,106	20,805
Average share price (R$/share)	66.0	55.5	61.2	61.0	59.3
NYSE	3Q09	3Q08	2Q09	9M09	9M08
Quantity of ADRs[2] (000 ADRs)	12,271	10,645	12,642	12,271	10,645
Average daily volume (ADRs)	71,827	105,599	75,148	90,070	104,713
Average daily volume (US$ 000)	2,522	3,516	2,222	2,564	3,676
Average share price (US$/ADRs)	35.1	33.3	29.6	28.5	35.1
Total	3Q09	3Q08	2Q09	9M09	9M08
Average daily volume (shares)	406,601	446,190	419,076	419,714	455,544
Average daily volume (R$ 000 shares)	26,811	24,743	25,651	25,472	27,001

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for the amounts on page 26, which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

For additional information, please contact:
Investor Relations - Ultrapar Participações S.A.
+55 11 3177 7014
invest@ultra.com.br
www.ultra.com.br

[1]	Calculated based on the weighted average price in the period.
[2]	1 ADR = 1 preferred share.

ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2009	2008	2009

ASSETS
Cash and cash equivalents	1,808.3	2,540.2	1,556.8
Trade accounts receivable	1,588.3	1,547.7	1,707.9
Inventories	920.5	856.0	979.6
Income and social contribution taxes	156.4	62.8	157.6
Other	378.4	351.7	422.7
Total Current Assets	4,851.9	5,358.2	4,824.6

Investments	23.1	22.3	39.1
Property, plant and equipment and intangibles	4,626.2	3,295.6	4,570.7
Deferred charges	11.2	66.6	12.7
Long term investments	7.2	30.2	7.2
Income and social contribution taxes	485.1	175.0	378.1
Trade accounts receivable LT	295.0	200.8	209.6
Other long term assets	180.6	138.9	158.5
Total Long Term Assets	5,628.4	3,929.4	5,375.8

TOTAL ASSETS	10,480.3	9,287.6	10,200.4

LIABILITIES
Loans and financing	965.4	1,646.0	880.2
Debentures	41.3	-	5.4
Suppliers	692.1	586.5	646.9
Payroll and related charges	169.7	146.3	141.6
Taxes	167.3	120.6	148.6
Other accounts payable	65.5	98.8	62.4
Total Current Liabilities	2,101.3	2,598.2	1,885.1

Loans and financing	1,889.1	1,739.9	1,839.1
Debentures	1,192.7	-	1,191.7
Income and social contribution taxes	12.0	3.0	15.8
Other long term liabilities	409.5	218.0	400.8
Total Long Term Liabilities	3,503.2	1,960.9	3,447.4
TOTAL LIABILITIES	5,604.5	4,559.1	5,332.5

STOCKHOLDERS' EQUITY
Capital	3,696.8	3,696.8	3,696.8
Capital reserve	1.1	1.2	1.1
Revaluation reserves	8.9	10.6	9.2
Profit reserves	941.7	787.2	941.3
Mark to market adjustments	(7.0)	(13.1)	(4.5)
Cumulative translation adjustment	(5.1)	4.2	0.6
Retained earnings	200.0	203.6	185.4
Total Stockholders' Equity	4,836.3	4,690.5	4,829.8
Minority Interests	39.5	38.0	38.1
TOTAL STOCKHOLDERS' EQUITY & M.I.	4,875.8	4,728.5	4,867.9

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	10,480.3	9,287.6	10,200.4

Cash and Long term investments	1,815.5	2,570.3	1,564.0
Debt	4,088.5	3,385.8	3,916.4
Net cash (debt)	(2,273.0)	(815.5)	(2,352.3)

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of Reais (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2009	2008	2009	2009	2008

Net sales and services	9,660.3	7,738.6	9,621.8	25,693.5	20,658.4

Cost of sales and services	(8,932.9)	(7,204.5)	(8,927.5)	(23,745.6)	(19,170.5)

Gross profit	727.4	534.1	694.3	1,947.9	1,487.9

Operating expenses
Selling	(218.4)	(155.5)	(230.9)	(600.6)	(426.9)
General and administrative	(180.2)	(132.7)	(182.6)	(507.3)	(389.8)
Depreciation and amortization	(78.6)	(69.8)	(66.4)	(202.3)	(208.1)

Other operating income (expenses)	2.7	4.0	0.7	8.1	20.9

EBIT	252.9	180.1	215.1	645.8	484.0

Financial results	(59.7)	(21.1)	(86.9)	(205.6)	(69.9)
Financial income	35.7	68.1	31.4	125.6	189.5
Financial expenses	(95.5)	(89.3)	(118.2)	(331.2)	(259.5)
Equity in earnings (losses) of affiliates
Affiliates	0.1	0.1	0.1	0.1	0.2

Other income (expense)	6.3	12.2	6.9	16.2	19.4

Income before taxes and profit sharing	199.5	171.3	135.2	456.6	433.6

Provision for income and social contribution tax	(70.5)	(54.9)	(43.4)	(150.1)	(127.4)
Benefit of tax holidays	5.4	10.2	2.8	15.2	26.1

Income before minority interest	134.4	126.6	94.7	321.6	332.4

Employees statutory interest	-	(3.1)	-	-	(7.0)
Minority interest	(1.0)	(1.5)	(1.4)	(3.7)	(3.2)

Net Income	133.4	122.0	93.3	317.9	322.2

EBITDA	371.1	266.9	320.6	965.8	743.9
Depreciation and amortization	118.2	89.9	105.5	319.9	266.9
Total investments, net of write-off and repayments	295.8	249.0	138.9	1,726.0	757.1

RATIOS

Earnings / share - R$	1.00	0.91	0.70	2.37	2.41

Net debt / Stockholders' equity	0.47	0.17	0.48	0.47	0.17
Net debt / LTM EBITDA	1.75	0.85	1.96	1.75	0.85
Net interest expense / EBITDA	0.16	0.08	0.27	0.21	0.09
Gross margin	7.5%	6.9%	7.2%	7.6%	7.2%
Operating margin	2.6%	2.3%	2.2%	2.5%	2.3%
EBITDA margin	3.8%	3.4%	3.3%	3.8%	3.6%

ULTRAPAR
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	JAN - SEP
	2009	2008

Cash Flows from operating activities	1,196.9	288.3
Net income	317.9	322.2
Minority interest	3.7	3.2
Depreciation and amortization	319.9	266.9
Working capital	575.2	(551.1)
Financial expenses (A)	24.3	286.6
Deferred income and social contribution taxes	18.8	0.8
Other (B)	(62.9)	(40.3)

Cash Flows from investing activities	(1,686.6)	(612.5)
Additions to fixed assets, net of disposals	(326.0)	(657.8)
Acquisition and sale of equity investments	(1,360.6)	45.3

Cash Flows from (used in) financing activities	142.2	1,150.8
Issuances of short term debt	251.2	1,488.7
Amortization of short term debt	(1,891.9)	(2,252.5)
Issuances of long term debt	2,026.3	649.2
Related companies	(1.7)	(3.9)
Aquisition of treasury shares (C)	-	(105.1)
Dividends paid (D)	(241.7)	(356.9)
Received from Petrobras/Braskem related to the acquisition of Ipiranga Group	-	1,731.3

Net increase (decrease) in cash and cash equivalents	(347.5)	826.6

Cash from subsidiaries acquired	29.4	-

Cash and cash equivalents at the beginning of the period (E)	2,133.6	1,743.7

Cash and cash equivalents at the end of the period (E)	1,815.5	2,570.3

Supplemental disclosure of cash flow information
Cash paid for interest (F)	141.0	135.5
Cash paid for income and social contribution taxes (G)	23.3	81.8

(A)
Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.

(B)	Comprised mainly of cost of permanent asset sold and noncurrent assets and liabilities net.
(C)	Until September 2008 the amount was reported under "Acquisition of equity investments".
(D)	Including dividends paid by Ultrapar and its subsidiaries to third parties.
(E)	Included long term investments.
(F)	Included in cash flow used in financing activities.
(G)	Included in cash flow from operating activities.

ULTRAGAZ
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2009	2008	2009

OPERATING ASSETS
Trade accounts receivable	184.9	190.5	188.1
Trade accounts receivable - noncurrent portion	26.9	14.4	23.3
Inventories	31.2	36.0	28.8
Other	27.1	8.3	27.3
Property, plant and equipment and intangibles	535.6	519.2	544.0
Deferred charges	11.2	19.2	12.7

TOTAL OPERATING ASSETS	817.0	787.6	824.2

OPERATING LIABILITIES
Suppliers	29.7	25.8	46.2
Payroll and related charges	56.7	48.8	47.7
Taxes	5.7	7.1	5.0
Other accounts payable	2.5	1.7	3.6

TOTAL OPERATING LIABILITIES	94.7	83.4	102.5

ULTRAGAZ
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2009	2008	2009	2009	2008

Net sales	929.3	917.2	862.8	2,557.2	2,516.6

Cost of sales and services	(770.5)	(793.8)	(724.1)	(2,148.9)	(2,181.6)

Gross profit	158.8	123.4	138.7	408.4	335.0

Operating expenses
Selling	(40.8)	(30.4)	(38.6)	(115.9)	(88.2)
General and administrative	(23.2)	(26.1)	(25.6)	(70.4)	(82.3)
Depreciation and amortization	(30.2)	(31.2)	(29.7)	(89.3)	(93.0)

Other operating results	(0.8)	(0.8)	(0.9)	(2.1)	(3.7)

EBIT	63.8	34.9	43.9	130.8	67.8

EBITDA	94.0	66.1	73.6	220.1	160.8
Depreciation and amortization	30.2	31.2	29.7	89.3	93.0

RATIOS

Gross margin (R$/ton)	374	285	346	343	277
Operating margin (R$/ton)	150	81	110	110	56
EBITDA margin (R$/ton)	221	153	184	185	133

IPIRANGA
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2009	2008	2009

OPERATING ASSETS
Trade accounts receivable	1,129.9	1,087.5	1,238.4
Trade accounts receivable - noncurrent portion	267.7	185.9	185.9
Inventories	549.9	424.2	590.0
Other	174.5	74.9	188.9
Property, plant and equipment and intangibles	1,391.6	757.7	1,407.9

TOTAL OPERATING ASSETS	3,513.7	2,530.2	3,611.2

OPERATING LIABILITIES
Suppliers	547.6	431.0	499.4
Payroll and related charges	59.9	47.4	48.6
Post-retirement benefits	85.9	80.2	85.9
Taxes	109.1	62.1	98.0
Other accounts payable	17.7	6.1	12.1

TOTAL OPERATING LIABILITIES	820.2	626.8	744.0

IPIRANGA
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2009	2008	2009	2009	2008

Net sales	8,183.6	6,236.0	8,212.9	21,510.0	16,542.2

Cost of sales and services	(7,742.2)	(5,939.2)	(7,780.5)	(20,344.9)	(15,692.1)

Gross profit	441.4	296.8	432.4	1,165.1	850.1

Operating expenses
Selling	(144.8)	(98.2)	(161.2)	(393.7)	(263.9)
General and administrative	(103.5)	(56.2)	(103.1)	(273.0)	(164.7)
Depreciation and amortization	(44.1)	(22.1)	(32.6)	(101.1)	(65.9)

Other operating results	3.4	4.1	2.2	10.0	9.2

EBIT	152.4	124.4	137.7	407.3	364.8

EBITDA	198.7	145.2	172.4	514.6	428.7
Depreciation and amortization	46.3	23.9	34.7	107.3	70.9
Employees statutory interest	-	3.1	-	-	7.0

RATIOS

Gross margin (R$/m3)	92	93	93	96	95
Operating margin (R$/m3)	32	39	30	33	41
EBITDA margin (R$/m3)	42	46	37	42	48

OXITENO
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2009	2008	2009

OPERATING ASSETS
Trade accounts receivable	237.4	230.3	243.8
Inventories	309.9	380.5	335.5
Other	132.4	163.2	134.8
Property, plant and equipment and intangibles	1,461.4	1,328.9	1,436.4
Deferred charges	-	1.7	-

TOTAL OPERATING ASSETS	2,141.0	2,104.6	2,150.5

OPERATING LIABILITIES
Suppliers	86.8	117.6	87.9
Payroll and related charges	35.5	35.3	30.8
Taxes	19.6	19.1	20.2
Other accounts payable	4.6	7.1	5.5

TOTAL OPERATING LIABILITIES	146.5	179.1	144.4

OXITENO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2009	2008	2009	2009	2008

Net sales	482.9	493.6	472.7	1,415.7	1,357.4

Cost of goods sold
Variable	(336.1)	(353.5)	(337.0)	(970.3)	(974.0)
Fixed	(41.7)	(38.3)	(39.6)	(136.2)	(108.9)
Depreciation and amortization	(24.5)	(10.4)	(23.8)	(72.2)	(30.7)

Gross profit	80.5	91.4	72.3	236.9	243.7

Operating expenses
Selling	(32.3)	(26.6)	(30.5)	(89.6)	(73.7)
General and administrative	(33.4)	(31.2)	(35.8)	(103.9)	(86.9)
Depreciation and amortization	(1.9)	(1.8)	(1.9)	(5.3)	(6.2)

Other operating results	(0.5)	(0.5)	(0.5)	(1.3)	3.3

EBIT	12.4	31.2	3.5	36.8	80.3

EBITDA	38.9	43.4	29.2	114.3	117.2
Depreciation and amortization	26.5	12.2	25.7	77.5	36.9

RATIOS

Gross margin (R$/ton)	477	603	452	523	562
Operating margin (R$/ton)	74	206	22	81	185
EBITDA margin (R$/ton)	230	287	183	253	270

ULTRACARGO
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2009	2008	2009

OPERATING ASSETS
Trade accounts receivable	28.0	42.4	32.5
Inventories	2.5	4.1	2.7
Other	10.4	11.0	11.9
Property, plant and equipment and intangibles	422.0	248.5	425.7
Deferred charges	-	1.1	-

TOTAL OPERATING ASSETS	462.9	307.0	472.7

OPERATING LIABILITIES
Suppliers	15.0	16.9	14.3
Payroll and related charges	14.9	12.3	12.3
Taxes	3.3	2.4	3.3
Other accounts payable	2.3	0.3	2.5

TOTAL OPERATING LIABILITIES	35.6	32.0	32.5

ULTRACARGO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2009	2008	2009	2009	2008

Net sales	87.6	71.7	88.2	257.4	196.8

Cost of sales and services	(48.9)	(49.2)	(50.8)	(147.9)	(133.4)

Gross profit	38.6	22.4	37.4	109.5	63.4

Operating expenses
Selling	(0.3)	(0.2)	(0.2)	(0.6)	(0.6)
General and administrative	(21.0)	(19.9)	(22.3)	(66.3)	(58.6)
Depreciation and amortization	(0.2)	(0.4)	(0.2)	(0.7)	(1.4)

Other operating results	0.5	1.0	0.3	1.5	2.8

EBIT	17.6	3.0	15.0	43.4	5.5

EBITDA	30.5	11.3	28.2	82.7	29.8
Depreciation and amortization	12.9	8.3	13.2	39.3	24.2

RATIOS

Gross margin	44%	31%	42%	43%	32%
Operating margin	20%	4%	17%	17%	3%
EBITDA margin	35%	16%	32%	32%	15%

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
(US$ million)	2009	2008	2009	2009	2008

Net sales
Ultrapar	5,177.2	4,640.1	4,637.5	12,328.9	12,247.1
Ultragaz	498.0	549.9	415.8	1,227.1	1,491.9
Ipiranga	4,385.8	3,739.1	3,958.5	10,321.5	9,806.8
Oxiteno	258.8	296.0	227.8	679.3	804.7
Ultracargo	46.9	43.0	42.5	123.5	116.7

EBITDA
Ultrapar	198.9	160.0	154.5	463.4	441.0
Ultragaz	50.4	39.6	35.5	105.6	95.3
Ipiranga	106.5	87.0	83.1	247.0	254.2
Oxiteno	20.9	26.0	14.1	54.8	69.5
Ultracargo	16.4	6.8	13.6	39.7	17.7

EBIT
Ultrapar	135.5	108.0	103.7	309.9	286.9
Ultragaz	34.2	20.9	21.2	62.7	40.2
Ipiranga	81.7	74.6	66.3	195.4	216.3
Oxiteno	6.7	18.7	1.7	17.7	47.6
Ultracargo	9.4	1.8	7.2	20.8	3.3

EBITDA margin
Ultrapar	4%	3%	3%	4%	4%
Ultragaz	10%	7%	9%	9%	6%
Ipiranga	2%	2%	2%	2%	3%
Oxiteno	8%	9%	6%	8%	9%
Ultracargo	35%	16%	32%	32%	15%

EBITDA margin / volume
Ultragaz (US$/ton)	119	92	89	89	79
Ipiranga (US$/m3)	22	27	18	20	28
Oxiteno (US$/ton)	123	172	88	121	160

Net income
Ultrapar	71.5	73.1	45.0	152.6	191.0

Net income / share (US$)	0.53	0.55	0.34	1.14	1.43

ULTRAPAR PARTICIPAÇÕES S/A LOANS In millions of Reais - Accounting practices adopted in Brazil

LOANS	Balance in September/2009
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/ Currency	Interest Rate %		Maturity
								Minimum	Maximum
Foreign Currency

Notes	448.0	-	-	-	-	448.0	US$	7.2	7.2	2015
Notes	109.1	-	-	-	-	109.1	US$	9.0	9.0	2020
Syndicated loan	-	107.2	-	-	-	107.2	US$ + LIBOR	1.2	1.2	2011
Advances on Foreign Exchange Contracts	-	101.1	-	-	-	101.1	US$	0.6	7.0	< 209 days
BNDES	18.0	25.7	0.7	-	-	44.4	US$	5.3	8.5	2010 to 2016
Financial institutions	-	12.0	-	-	-	12.0	MX$ + TIIE	1.0	3.8	2009 to 2014
Financial institutions	-	9.8	-	-	-	9.8	US$ + LIBOR	1.1	2.1	2010 to 2011
Financial institutions	-	1.9	-	-	-	1.9	Bs	19.0	28.0	2010 to 2013
Import Financing (FINIMP) - União Terminais	-	-	1.7	-	-	1.7	US$	7.0	7.8	2009 to 2012
BNDES	0.04	-	0.6	-	-	0.7	UMBNDES	7.4	8.0	2010 to 2011

Subtotal	575.1	257.7	3.0	-	-	835.8

Local Currency

Debentures	-	-	-	-	1,234.0	1,234.0	CDI	3.0	3.0	2012
Banco do Brasil	-	-	-	548.9	-	548.9	CDI	91.0	95.0	2009 to 2010
Caixa Econômica Federal	-	-	-	494.1	-	494.1	CDI	120.0	120.0	2012
BNDES	110.5	213.1	69.1	3.5	-	396.2	TJLP	1.5	4.8	2009 to 2019
Working capital loan - BNDES	-	-	-	202.0	-	202.0	TJ-462	3.8	3.8	2012
Banco do Nordeste do Brasil	-	115.9	-	-	-	115.9	FNE	8.5	10.0	2018
Working capital loan - MaxFácil	-	-	-	108.5	-	108.5	CDI	100.0	100.0	2010
Research and projects financing (FINEP)	-	62.4	-	-	-	62.4	TJLP	0.0	5.0	2010 to 2014
Working capital loan - União Terminais / RPR	-	-	0.4	-	25.6	26.0	CDI	105.0	130.1	2009 to 2012
Agency for Financing Machinery and Equipment (FINAME)	-	2.3	2.7	16.5	-	21.5	TJLP	2.0	5.1	2009 to 2013
Financial leasing floating rate	-	-	-	16.1	-	16.1	CDI	0.3	1.6	2009 to 2011
BNDES	12.0	-	-	-	-	12.0	TJ-462	2.1	3.3	2015
BNDES	-	4.8	-	-	-	4.8	TJ-453	1.9	3.1	2015 to 2019
BNDES	3.2	-	-	-	-	3.2	R$	4.5	4.5	2015
Financial leasing fixed rate	-	-	0.02	0.12	2.12	2.3	R$	12.3	15.9	2010 to 2014
Financial institutions	-	-	2.1	-	-	2.1	R$	10.1	10.1	2010
Other	-	-	-	2.6	-	2.6	CDI	0.3	0.5	2009 to 2011

Subtotal	125.6	398.5	74.3	1,392.4	1,261.7	3,252.6

Total	700.8	656.2	77.4	1,392.4	1,261.7	4,088.5

Composition per Annum

Up to 1 Year	40.0	192.2	28.4	687.7	58.2	1,006.7
From 1 to 2 Years	33.5	194.2	15.6	358.5	2.0	603.8
From 2 to 3 Years	33.5	75.6	15.0	343.4	1,201.0	1,668.4
From 3 to 4 Years	24.3	70.4	10.9	1.5	0.4	107.5
From 4 to 5 Years	12.2	48.5	5.8	0.7	0.1	67.2
Thereafter	557.3	75.3	1.8	0.5	-	634.9

Total	700.8	656.2	77.4	1,392.4	1,261.7	4,088.5

TIIE - Interbank Interest Rate Even / UMBNDES - BNDES Basket of Currencies / CDI - interbank deposit rate / BS = Bolivar from Venezuela / FNE = Financing of Northeast Fund / TJ-462 = TJLP + 1% p.a. / TJ-453 = TJLP + 2,5% p.a.

	Balance in September/2009
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated

CASH AND LONG TERM INVESTMENTS	188.0	348.8	40.0	1,123.5	115.2	1,815.5

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (10/2009)

Date, Time and Location:
November 11th, 2009, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors and member of the Fiscal Council, dully signed.

Discussed and approved matters:

1.	The members of the Board of Directors have approved, after having analyzed and discussed the performance of the Company in the third quarter of the current year, the respective financial statements.

2.
The members of the Board of Directors were informed by the Company’s Executive Board about the financing agreements contracted with the Brazilian National Social and Economic Development Bank - BNDES by the following subsidiaries: Companhia Ultragaz S.A., Oxiteno S.A. Indústria e Comércio and Terminal Químico de Aratu S.A. – Tequimar, in the amount of R$ 200,000,000.00 (two hundred million Reais), R$ 182,000,000.00 (one hundred eighty-two million Reais) and R$ 30,000,000.00 (thirty million Reais), respectively ("Financings"). Such Financings were approved by the Executive Board

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on November 11th, 2009)

of BNDES in accordance with the terms of Decisions nr Dir 1100/2009, 1101/2009 and 1102/2009, respectively, as of October 6th, 2009, with the following characteristics: (i) interest rate of 4.82 % per year above the Long-Term Interest Rate - TJLP, released by the Brazilian Central Bank, over the balance due; and (ii) three-year term, being a one-year grace period of payment of interest and principal, and 24 (twenty-four) months of monthly principal amortization.

3.
Due to the resolutions in item 2, the members of the Board of Directors authorized the Company to act as intervening party and guarantor of all obligations related to the Financings, until its final settlement, with express waiver of the benefits under articles 366, 827 and 838 of the Brazilian Civil Code.

4.	Due to the resolutions in item 3, all the Board Members approved the signing by the Company’s Officers of all necessary documents related to such agreement.

5.	The members of the Board of Directors were updated about strategic and expansion projects of Ultracargo.

Observations: The deliberations were approved by all members of the Board of Directors present.

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were written, read and approved by all the undersigned members present.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on November 11th, 2009)

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

Renato Ochman

Olavo Egydio Monteiro de Carvalho

Nildemar Secches

Luiz Carlos Teixeira

Flavio Cesar Maia Luz

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 11, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(3Q09 Results Release, Board Minutes)